                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                 SUFFOLK BANCORP
                                (Name of Issuer)


                     Common Stock, Par Value $5.00 per Share
                         (Title of Class of Securities)

                                    864739107
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  JULY 9, 1997
             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).



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PRELIMINARY NOTE

         The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated August 23, 1994 ( the "Statement"). The filing of this Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 2 relates to the Common Stock, $5.00 par value (the "Common Stock"), of Suffolk Bancorp. (The "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of Delaware, with its principal executive offices at 6 West Second Street, New York 11901.

         This Amendment No. 2 is being filed because the filing persons are no longer subject to the filing requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Common Stock pursuant to a privately negotiated sale.

         This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4 and 6 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition of 249,022 shares of Common Stock in a privately negotiated transaction, TBC does not beneficially own directly any shares of Common Stock.

         As a result of the disposition of 111,400 shares of Common Stock in a privately negotiated transaction, TBK does not beneficially own directly any shares of Common Stock.

         As a result of the disposition of 13,000 shares of Common Stock in a privately negotiated transaction, Vanderbilt does not beneficially own directly any shares of Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 0 shares, which constitutes 0% of the 3,396,460 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.







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         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 0 shares, which constitutes approximately 0% of the 3,396,460 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes 0% of the 3,396,460 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 0 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 0 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 0 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         Transactions in Common Stock effected by TBC, TBK and Vanderbilt during the sixty-day period ended as of the date hereof are as follows:

REPORTING                                   NO. OF SHARES         PRICE
PERSON             DATE                     SOLD                  PER SHARE

TBC ACCOUNTS:      07/09/97                 249,022               $32

TBK:               07/09/97                 111,400               $32

VANDERBILT:        07/09/97                  13,000               $32



         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the



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General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of the shares of Common Stock on July 9, 1997.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See attached Exhibit A.





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                                    SIGNATURE


         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                               TWEEDY, BROWNE COMPANY L.P.



                                               By
                                                  ------------------------------
                                                  Christopher H. Browne
                                                  General Partner



                                               TBK PARTNERS, L.P.



                                               By
                                                  ------------------------------
                                                  Christopher H. Browne
                                                  General Partner



                                               VANDERBILT PARTNERS, L.P.



                                               By
                                                  ------------------------------
                                                  Christopher H. Browne
                                                  General Partner











Dated:   July 14, 1997







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                                                                   EXHIBIT A
                                                                   ---------


                                        July 8, 1997

Suffolk Bancorp
c/o Mr. Edward J. Merz
President and Chief Executive Officer
P.O. Box 9000
Riverhead, New York 11901-9000

Gentlemen:

     Tweedy, Browne Company L.P. ("TBC") is a registered investment adviser and manages more than $4 billion for its clients on a discretionary basis. Certain of its clients hold 262,022 shares of Common Stock of Suffolk Bancorp ("Suffolk") in their managed accounts (the "TBC Accounts"). In addition, an affiliated partnership, TBK Partners, L.P. ("TBK") owns 111,400 shares of Common Stock. We have agreed to sell to Suffolk an aggregate of 373,422 shares of Common Stock of Suffolk at a price of $32 per share for an aggregate of $11,949,504.

     Neither TBC nor TBK is directly or indirectly affiliated with or compensated by Suffolk, and each of TBC and TBK has the business and financial experience and knowledge needed to evaluate the merits and risks of the sale of the shares of Common Stock held by the TBC Accounts and TBK, respectively.

     In making the decision to sell the shares held by the TBC Accounts and TBK, each of TBC and TBK has relied solely upon their independent investigation.

     Each of TBC and TBK is selling the shares held by the TBC Accounts and TBK, respectively, voluntarily and has not been pressured by Suffolk to do so. We have been given such information as we have requested about Suffolk and have had the opportunity to ask questions of and to receive answers from officers of Suffolk and to obtain any and all information which we deem relevant in making an informed investment decision as to the sale of such shares and to verify the accuracy of any written materials that have been furnished to us.

     We understand that Suffolk is relying on these representations in determining whether to purchase the shares of Common Stock from the TBC Accounts and TBK.


                                        Sincerely,

                                        TWEEDY, BROWNE COMPANY L.P.

                                        By: /s/ William H. Browne
                                        -------------------------------------
                                        William H. Browne, General Partner